# SEC Schedule 13D (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digital Brands Group, Inc., CIK 0001668010
CUSIP: 25401N101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4700 S. BOYLE AVE, VERNON, California (CA), 90058
Date of event which requires filing of this statement: 08/19/2024
Filed by CIK 0002035169
Persons authorized to receive notices and communications: Mr. Ross Brown, 7207 204th Dr ne, Redmond, Washington (WA), 98053, 4253014698

## Reporting persons
- Brown Ross Peter (CIK 0002035169): type of reporting person: individual (IN); citizenship or place of organization: Washington (WA); source of funds: personal funds (PF); sole voting power 229,100; shared voting power 0; sole dispositive power 229,100; shared dispositive power 0; aggregate amount beneficially owned 229,100 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Digital Brands Group, Inc.
Address of issuer's principal executive offices: 4700 S. BOYLE AVE, VERNON, California (CA), 90058

## Item 2. Identity and Background
Name of person filing: Ross Peter Brown
Residence or business address: 7207 204th Dr NE, Redmond, WA 98053
Present principal occupation or employment:
Investor
Joyful Brands
7207 204th Dr ne
Redmond, WA 98053
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Board governance and alignment with shareholder objectives based on low share ownership representation on the board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 229,100 shares or 8.74% of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: 229100
Transactions in the class effected during the past sixty days: Open Market purchases 8/19 and 8/20
Other persons with the right to receive dividends or sale proceeds: Personal Investment, no other shareholders
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Brown Ross Peter: Ross Peter Brown, Individual Investor (08/26/2024)